UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 24, 2009

Waste Management Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,068,570,029	$1,344,118,559
Participant loans	58,894,747	58,233,698

Total investments	1,127,464,776	1,402,352,257

RECEIVABLES:
Employee contributions	865	1,577,573
Employer contributions	3,917,114	2,198,290

Total receivables	3,917,979	3,775,863

Net assets reflecting investments at fair value	1,131,382,755	1,406,128,120

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,185,913	8,992,362

NET ASSETS AVAILABLE FOR BENEFITS	$1,135,568,668	$1,415,120,482

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$82,603,431
Rollover	3,368,919
Employer	49,442,359

135,414,709
Transfers to the Plan	564,905
Participant loan interest	4,726,797

Total additions	140,706,411

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Net investment loss from the Master Trust (Note 3)	303,845,147
Benefits paid to participants	116,413,078

Total deductions	420,258,225

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(279,551,814)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,415,120,482

End of year	$1,135,568,668

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. Lion Connecticut Holdings, Inc., a wholly-owned indirect subsidiary of ING America Insurance Holdings Inc. (“ING”) serves as recordkeeper.
Eligibility
Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).
Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan; (c) individuals providing services to the Company as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) certain nonresident aliens who have no earned income from sources within the United States of America; and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.
Contributions
Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). In addition, participants that are age 50 or older were eligible to make catch-up contributions of up to $5,000 of pre-tax compensation in 2008. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to three percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of three percent of the participant’s compensation up to six percent of the participant’s compensation (“Employer Contribution”).

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
Investment Options
The Plan, through its investments in the Master Trust, currently offers participants (a) six common/collective trust funds; (b) a Company common stock fund; (c) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and (d) six target retirement-date funds, which are also common/collective trust funds. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account regarding any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contribution, Rollover Contribution and Employer Contribution accounts, plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Master Trust.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for six months after receiving the hardship distribution.
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participant’s vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
Administrative Expenses
Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment gain from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2008, the Company elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for and recognition of plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and management must exercise significant judgment. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company and its subsidiaries. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) that can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common/collective trust funds held by the Master Trust are generally based on net asset values established by State Street (the issuer of the common/collective trust funds) based on fair values of the underlying assets. The common/collective trust funds held by the Master Trust include a Stable Value Fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). In accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the fully-benefit responsive investment contracts held by the Stable Value Fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully-benefit responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 4. Short-term investments (included in amounts reported as common/collective trust funds herein) and loans to participants are stated at cost, which approximates fair value.
The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
New Accounting Pronouncements
Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. Furthermore, SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Plan’s own assumptions of market participant valuation (unobservable inputs). The adoption of SFAS No. 157 did not materially impact the Plan’s financial statements. The additional disclosures required as a result of the Plan’s adoption of SFAS No. 157 are included in Note 5.
In April 2009, FASB Staff Position SFAS No.157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP SFAS No. 157-4”) was issued. FSP SFAS No. 157-4 provides additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability; and (ii) identifying circumstances that indicate a transaction is not orderly. FSP SFAS No. 157-4 also amends SFAS No. 157 to require additional disclosures related to the inputs and valuation techniques used to measure fair value, changes in inputs and valuation techniques, if any, during the reporting period and the major debt and equity security types held by the reporting entity. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact of the provisions of FSP SFAS No. 157-4 on the Plan’s financial statements.
3. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2008 and 2007, the Plan’s beneficial interest in the net assets of the Master Trust was 99.65% and 99.70%, respectively.
Neither the Plan nor the Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
The net assets of the Master Trust consist of the following:

	December 31,
	2008	2007
Assets:
Investments, at fair value:
Common/collective trust funds	$949,051,449	$1,217,636,268
Corporate stocks	6,542,197	12,793,377
Waste Management, Inc. common stock	104,384,770	100,297,031
Mutual funds	12,159,625	17,447,414
Publicly-traded partnership interests and other	115,515	109,526

Total investments	1,072,253,556	1,348,283,616

Interest receivable	822,753	1,009,642
Cash, non-interest bearing	20,046	10,337

Total assets	1,073,096,355	1,349,303,595

Liabilities:
Administrative fees payable	737,112	1,016,097
Securities purchased payable	11,530	42,469

Total liabilities	748,642	1,058,566

Net assets reflecting investments at fair value	1,072,347,713	1,348,245,029
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,192,195	9,000,025

Net assets, fully benefit-responsive investment contracts at contract value	$1,076,539,908	$1,357,245,054

Respective interests in the net assets of the Master Trust by the Plan and the Union Plan are as follows:

	December 31,
	2008	2007
Net assets reflecting investments at fair value:
Plan interest	$1,068,570,029	$1,344,118,559
Union Plan interest	3,777,684	4,126,470

Total	$1,072,347,713	$1,348,245,029

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Plan interest	$4,185,913	$8,992,362
Union Plan interest	6,282	7,663

Total	$4,192,195	$9,000,025

Net assets, fully benefit-responsive investment contracts at contract value:
Plan interest	$1,072,755,942	$1,353,110,921
Union Plan interest	3,783,966	4,134,133

Total	$1,076,539,908	$1,357,245,054

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
Income or loss from investments held in the Master Trust for the year ended December 31, 2008, was as follows:

Net appreciation (depreciation) in fair value of:
Common/collective trust funds	$(303,868,091)
Corporate stocks	(7,083,616)
Waste Management, Inc. common stock	1,859,006
Mutual funds	(6,273,777)
Publicly-traded partnership interests and other	(89,181)

Total net depreciation in fair value of investments		$(315,455,659)
Interest		9,701,095
Dividends		706,998
Dividends — Waste Management, Inc. common stock		3,292,983
Other income		130,005

Total investment loss		(301,624,578)
Administrative fees		3,342,902

Net investment loss		$(304,967,480)

Plan interest in net investment loss from the Master Trust		$(303,845,147)
Union Plan interest in net investment loss from the Master Trust		(1,122,333)

		$(304,967,480)

4. Investment Contracts
The common/collective trust funds held by the Master Trust include a Stable Value Fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.
Guaranteed Investment Contracts — GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by State Street using a discounted cash flow methodology. Under this approach, the cash flows of each individual contract are discounted at the prevailing interpolated swap rate as of the appropriate measurement date.
Synthetic Guaranteed Investment Contracts — Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.
State Street measures the fair value of the Synthetic GICs included in the Plan’s Stable Value Fund as follows:
•	Fair value of individual assets and investments — Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•	Fair value of wrapper contracts — The fair value of wrapper contracts is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of the appropriate measurement date.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
5. Fair Value Measurements
In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to investments measured at fair value using quoted prices from active markets for identical assets; Level 2, which refers to investments not traded on an active market but for which fair value measurements are based on readily available observable market inputs that are corroborated by market data; and Level 3, which refers to investments valued based on significant unobservable inputs that are not corroborated by market data. The Plan’s assets are classified within the fair value hierarchy based on the lowest level of inputs that is significant to the asset’s fair value measurement.
The following table sets forth by level within the fair value hierarchy a summary of investments measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using
		Quoted	Significant
		Prices in	Other	Significant
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust Investments:
Common/collective trust funds	$949,051,449	$—	$949,051,449	$—
Corporate stocks	6,542,197	6,542,197	—	—
Waste Management, Inc. common stock	104,384,770	104,384,770	—	—
Mutual funds	12,159,625	12,159,625	—	—
Publicly-traded partnership interests and other	115,515	115,515	—	—

Total Master Trust Investments	$1,072,253,556	$123,202,107	$949,051,449	$—

Non-Master Trust Investments:
Participant loans	$58,894,747	$—	$—	$58,894,747

The following is a reconciliation for assets for which Level 3 inputs were used in determining fair value:

Beginning balance	$58,233,698
Issuances, repayments and settlements, net	661,049

Ending balance	$58,894,747

6. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (“the IRS”) dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$1,135,568,668	$1,415,120,482
Less: amounts pending distribution to participants	(512,231)	(1,163,573)
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,185,913)	(8,992,362)

Net assets available for benefits per the Form 5500	$1,130,870,524	$1,404,964,547

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(279,551,814)
Add: amounts pending distribution to participants at December 31, 2007	1,163,573
Less: amounts pending distribution to participants at December 31, 2008	(512,231)
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	8,992,362
Less: adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2008	(4,185,913)

Net decrease in assets available for benefits per the Form 5500	$(274,094,023)

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
8. Plan Termination
Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.
9. Commitments and Contingencies
Waste Management Stock Fund
In April 2002, a lawsuit was filed against the Plan (as successor to the savings plan sponsored by Waste Management Holdings), Waste Management Holdings, and certain fiduciaries of the savings plan sponsored by Waste Management Holdings and of the Plan (“Plan Defendants”) in the United States District Court for the District of Columbia (the “D.C. Case”). After first asserting broader claims as to the Plan, the plaintiffs in the D.C. Case now purport to file their complaint against Plan Defendants on behalf of Plan participants who invested their account in Waste Management common stock. The plaintiffs in the D.C. Case allege that the prices at which the Plan purchased the stock were artificially inflated by omissions of a material nature about Waste Management Holdings’ financial condition and that the stock should not have been an investment option. The plaintiffs in the D.C. Case also allege that certain of the defendants breached a variety of ERISA requirements by, among other things, electing to participate in (a) the Illinois securities class action settlement related to a time frame ending February 24, 1998, (the “Illinois Settlement”), and (b) the Texas securities class action settlement related to a time frame ending November 9, 1999, (the “Texas Settlement”), rather than opting out of the settlements to assert distinct ERISA claims that did not apply to other members of the settlement class.
The defendants in the D.C. Case assert that most, if not all, of the plaintiffs’ causes of action have been released as a result of the Illinois Settlement, the Texas Settlement or are time-barred. The defendants filed motions to dismiss the complaints on the pleadings and in April 2009, the Court granted in part and denied in part the defendants’ motions. The Court dismissed the plaintiffs’ claims that were based on alleged accounting irregularities by Waste Management Holdings for the time period between January 1990 and February 1998. However, the Court denied defendants’ motion to dismiss plaintiffs’ claims alleging breaches of fiduciary duties against all of the defendants relating to the Plan’s participation in the Illinois Settlement and the Texas Settlement. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.
Bond Fund Performance
One of the common/collective trust fund investment options available to participants of the Plan is a bond market fund. During 2007, there was a significant decline in the market value of the bond market fund, and effective October 1, 2007, State Street changed the investment strategy of the bond market fund to a passively managed strategy designed to mirror the performance of the index. A portion of the bond market fund’s

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
decline in market value can be attributed to changes in general market conditions for this type of investment. However, given the magnitude of the divergence of the value of the bond market fund from its established benchmark, the Plan’s Investment Committee has determined that it is also appropriate to consider whether the investments held by the bond market fund were consistent with the risk profile defined for this investment option and whether the bond market fund was managed in accordance with the Plan’s investment policy. As a result, the Plan has engaged an independent fiduciary to act on behalf of the Plan and its participants with respect to these considerations and related assessments of any potential remedies, including, but not limited to, litigation or settlement of potential litigation to recover Plan assets.
10. Related Party Transactions
Certain investments of the Plan are managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 73-1309529          Plan: 001
December 31, 2008

Identity of Issue	Description of Investment	Current Value
*Participant Loans	Various maturity dates with interest rates ranging from 5.0% to 11.0%	$58,894,747

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
Date: June 24, 2009	By:	/s/ Krista DelSota
Krista DelSota
Vice President, Compensation, Benefits and Human Resources Information Management Waste Management, Inc. Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm